March 20, 2007

Via EDGAR and FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Re:	First American Capital Corporation
Schedule TO-I filed March 2, 2007
SEC File No. 005-78976

Dear Mr. Duchovny:

First American Capital Corporation (the “Company”) is on the date hereof transmitting via EDGAR Amendment No.1 to the Schedule TO-I filed on March 2, 2007, File No. 005-78976, (the “Schedule TO-I”). By letter dated March 8, 2007, the Company received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I (the “Comment Letter”).

In preparing Amendment No. 1 to the Schedule TO-I, the Company has addressed the Staff’s comments. The Company’s response to each of the comments contained in the Staff’s Comment Letter follows. For your convenience, each comment is repeated verbatim with the Company’s response immediately following.

Securities and Exchange Commission

March 20, 2007

Schedule TO-I

Item 3.	Identity and Background of Filing Person

Please include the disclosure in the offer document delivered to security holders.

In response to the Staff’s comment, we have amended Item 3 of the Schedule TO-I to incorporate by reference the table in the Offer to Purchase under Section 10 titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 10.	Financial Statements

We note here and throughout the offer document that you express doubt about your ability to have the funds necessary to pay for the securities you are offering to purchase and the related fees and expenses. We also note that you do not have any alternative financing arrangements or plans in the event your cash reserves are insufficient to purchase the tendered securities. Given your disclosure, it appears that you financial statements are material to a security holder’s decision to tender you offer. Therefore, revise your disclosure to include the financial statements required by Item 10 of Schedule TO and advise us regarding how you intend to disseminate that information to security holders.

In response to the Staff’s comment, the Company revised in Amendment No. 1 to Schedule TO all references to the phrase “we anticipate that we will pay for the shares tendered in the offer as well as pay related fees and expenses, from our cash reserves” by deleting the phrase and replacing it with “we will pay for the shares tendered in the offer as well as pay related fees and expenses, from our cash reserves” in the offer document and letter of transmittal. Please see numbered paragraphs 7, 16, and 22 of Amendment No, 1.

Item 13.	Information Required by Schedule 13E-3

We note in your annual report on Form 10-KSB that you currently have approximately 4,900 record holders. Please provide us your detailed legal analysis of the application of Rule 13e-3 to this transaction. In your analysis, please address whether this tender offer combined with your proposed reverse stock split constitutes a “series of transactions” subject to Rule 13e-3. Refer to Rules 13e-3 and 12g5-1 and interpretation M.30 of the July 1997 Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov) for guidance concerning the calculation of record shareholders under Rule12g5-1.

In response to the Staff’s comment, we offer the following analysis. A “Rule 13e-3 transaction” is any transaction or series of transactions involving a tender offer that results in causing any class of securities to be held by record of less than 300 persons or causing any class of securities listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed or quoted on the exchange or system.

Securities and Exchange Commission

March 20, 2007

According to the Company’s transfer agent, on March 14, 2007, the Company had 4,943 stockholders, with 1,579 stockholders each holding 1,000 shares or more of the Company’s common stock. If the Company were to purchase $500,000 in the aggregate of shares at a price per share of $1.50 (the new minimum offering price), the maximum reduction in the number of such stockholders would be 333. This would leave over 1,200 stockholders holding at least 1,000 shares, in addition to the approximately 3,364 stockholders holding less than 1,000 shares apiece. The reverse stock split is scheduled to occur after the completion of the tender offer and contemplates a one-for-three “reverse split”. Given the number of the Company’s stockholders who hold (and the Company reasonably expects will continue to hold after the completion of the tender offer) more than a 1,000 shares, the Company believes it will not be “going private” under Rule 13e-3 as a result of the modified Dutch auction tender offer and the reverse stock split. Additionally, the Company’s stock is not listed on either a national securities exchange or quoted on an inter-dealer quotation system.

Offer to Purchase

4. We note that you have stated you will purchase “up to $500,000 maximum aggregate value of shares of [your] common stock.” Please tell us how your offer complies with the requirements of Item 1004(a)(1)(i) of Regulation M-A and Rule 13e-4(f)(1)(ii). Alternatively, please revise your offer to comply with the stated requirements.

Item 1004(a)(1)(i) of Regulation M-A states the total number and class of securities sought in the offer is a material term of the transaction and must be included in the offer. We note that the current Schedule TO requirement does not require an “exact” amount of securities sought. The total number of securities in a modified Dutch auction tender offer may be disclosed in terms of the maximum number that can be purchased subject to the number of shares tendered and the price at which those shares are tendered. We believe that the offer materials satisfy the requirement of Item 1004(a)(1)(i) of Regulation M-A because the cover page of the Offer to Purchase states that the maximum number of shares that may be purchased in the Offer is 500,000 (the number as described in the supplement filed with the Amendment is now 333,333). The Offer to Purchase makes clear that if the Offer is fully subscribed, the exact amount of shares the Company will buy is dependent on the price determined according to the terms of the Offer and not at the Company’s discretion. The exact number of shares to be purchased is a function only of the prices at which stockholders properly tender shares in the Offer and the number of shares tendered. We believe that this disclosure satisfies the applicable requirement.

Rule13e-4(f)(1)(ii) provides that, in the event of an increase in the percentage of the class of securities being sought by more than two percent (2%), the offer must be extended by at least 10 business days from the date the notice of the increase is given. We do not believe that this rule requires the Offer be extended after the purchase price and the exact number of shares to be purchased has been determined in accordance with

Securities and Exchange Commission

March 20, 2007

the disclosure in the Offer materials. The Company will purchase no more than $500,000 in value of its shares in the Offer, at the price determined in accordance with the terms of the Offer. The amount that the Company has dedicated to the Offer is $500,000 and the Company will not seek to purchase an additional 2% of its shares pursuant to Rule 13e-4(f)(1)(ii) if the Offer is fully subscribed or oversubscribed.

Our interpretation and analysis of Item 1004(a)(1)(i) of Regulation M-A and Rule 13e-4(f)(1)(ii) are in accord with the Commission’s interpretations of the adoption of the “All Holders and Best Price” rules set forth in Release No. 33-6653 issued on July 11, 1986 (the “Release”). The Commission specifically addressed modified Dutch auction issuer tender offers in the Release and found that they are consistent with the tender offer rules. In footnote 64 of the Release, the Commission noted that under staff interpretation, issuers have been allowed to offer modified Dutch auction issuer tender offers when the following conditions are satisfied: (i) disclosure in the tender offer materials of the minimum and maximum consideration to be paid; (ii) pro rata acceptance throughout the offer with all securities purchased participating equally in prorationing; (iii) withdrawal rights throughout the offer; (iv) prompt announcement of the purchase price, if determined prior to the expiration of the offer; and (v) purchase of all accepted securities at the highest price paid to any security holder under the offer. The Company’s Offer satisfies each of these criteria: (i) the minimum and maximum consideration to be paid is disclosed on the cover page and in the Summary Term Sheet section of the Offer; (ii) proration is described in Section 1 of the Offer under the subsection titled “Proration”; (iii) withdrawal rights are discussed in Section 4 of the Offer; (iv) Section 5 of the Offer addresses prompt announcement of the purchase price; and (v) the Cover page and Section 1 of the Offer discuss the purchase of all accepted securities at the highest price paid to any security holder under the Offer.

As recently as September 22, 2006, the Commission granted a Request for No-Action Relief under Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) in a Modified Dutch Auction Issuer Tender Offer by Alliance Semiconductor Corporation (“Alliance No-Action Letter”). In the Alliance No-Action Letter, the Commission granted relief to Alliance because Alliance’s offer disclosed the total number and dollar value of securities being sought in the Offer as required by Item 1004(a)(1)(i) of Regulation M-A, the maximum number of shares that Alliance may purchase in the offer was stated on the cover page of the Offer to Purchase, the Offer to Purchase disclosed the range of shares to be purchased if the Offer was fully subscribed; and the exact number of shares to be purchased in the Offer was based on the purchase price established by the shareholders determined in accordance with the terms of the Offer as disclosed in the Offer to Purchase. The Company’s Offer satisfies each of these conditions. Furthermore, the Company does not have the discretion to select a number of shares. It is obligated, rather, under the terms of the Offer to calculate the price and number of shares that would automatically result in

Securities and Exchange Commission

March 20, 2007

purchases of $500,000 in value based on the number of shares tendered. The exact number of shares to be purchased is a function of the price and number of shares tendered. The Company may not have an obligation to purchase the minimum commitment level of $500,000 only if stockholders fail to tender a sufficient number of shares.

We believe that the Company’s stockholders are adequately protected if the Company proceeds with the Offer without amending the Schedule TO in order to further clarify the number of shares that are being sought in the Offer once the calculation is made. With all the Offer materials, Amendment No. 1 and the revised Offer to Purchase, stockholders have all the information they need to make an informed decision. Although the Company cannot determine the exact number of shares that it will purchase at this time and thus it is not stated in the Offer materials, a stockholder knows the maximum number of shares that the Company is obligated to purchase at particular prices, based on the number of shares tendered and the purchase price determined according to the terms of the Offer. Shareholders are not disadvantaged by not knowing the exact number of shares that the Company will purchase, as the Company is subject to an identifiable purchase commitment in the Offer, irrespective of whether the Offer is oversubscribed or undersubscribed.

5. In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price for the securities as required by Item 1004(a)(1)(ii) of Regulation M-A. In your analysis, please address how your offer structure comports to previous no-action and interpretive positions the Staff has taken.

In response to the Staff’s comment, the Company has revised its Offer to Purchase to raise the minimum price per share to $1.50. The Company is sending a supplement to each of its stockholders informing them of this change in the Offer to Purchase, and is issuing a press release regarding the same.

Cover Page

6. We note that you intend to return securities not accepted “promptly as practicable.” Please revise the language here and throughout the offer document to state that you will return such shares “promptly,” as required by Rule 13e-4(f)(5). Also apply this comment to your disclosure in Section 5 of “The Offer” section that states you will pay for tendered securities “as soon as practicable after the Expiration Date.”

The Company revised in Amendment No. 1 to the Schedule TO all references to the phrase “promptly as practicable” and replaced it with the word “promptly” in the offer document and the letter of transmittal. Please see numbered paragraphs 3, 9, 12, 13, 17, and 19 of Amendment No. 1.

Securities and Exchange Commission

March 20, 2007

Forward Looking Statements, page 4

7. We note your statement in the last paragraph that you “undertake no obligation to make any revision to the forward-looking statements….” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise your disclosure.

The Company revised in Amendment No. 1 to the Schedule TO any reference to “undertake no obligation to make any revision to the forward-looking statements . . ..” by deleting the phrase in the offer and letter of transmittal. Please see numbered paragraph 5 of Amendment No. 1.

Conditions of the Tender Offer, page 24

8. We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time on or after March 30, 2007 and prior to the time of payment for any shares.” This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make a similar revisions to your offer document, as necessary.

In response to the Staff’s comment, the Company has revised its Offer to Purchase to state that conditions must be waived or satisfied before expiration of the Offer. The Company is sending a supplement to each of its stockholders informing them of this change in the Offer to Purchase, and is issuing a press release regarding the same.

9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the conditions that relate to a material impairment of the contemplated benefits the bidder may enjoy from the offer or the contemplated future conduct of your and your subsidiaries’ business. Please revise to specify or generally describe the benefits of the offer and the future conduct of your business to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

Securities and Exchange Commission

March 20, 2007

In response to the Staff’s comment, the Company has revised its Offer to Purchase by deleting these conditions. The Company is sending a supplement to each of its stockholders informing them of this change in the Offer to Purchase, and is issuing a press release regarding the same.

10. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company supplementally confirms to the Staff its understanding that it may not rely on the above-referenced language to simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Price Range of Shares, page 25

11. Please specify the date of your security sales at $1.67 per share rather than state the sales were conducted “recently.”

In response to the Staff’s comment, please see Section 2 (“Recent Developments; Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase. The Company revised in Amendment No. 1 to the Schedule TO the reference to $1.67 per share being determined “recently” by deleting it in its entirety and replacing it with the following:

“As a result of consummation of a series of transactions contemplated by the terms of a Stock Purchase and Sale Agreement between the Company and Brooke Corporation dated October 6, 2006, the Company sold shares for approximately $1.67 per share. See Section 2 of the Offer.”

Please see numbered paragraphs 8, 11, 15, and 20 of Amendment No. 1.

Securities and Exchange Commission

March 20, 2007

Certain Information Concerning Us, page 26

12. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

The Company revised in Amendment No. 1 the reference to the SEC’s old address and replaced it with the new address. Please see numbered paragraph 23 of Amendment No. 1.

13. We note that you attempt to incorporate by reference into the Offer document all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

The referenced language does not “forward incorporate by reference”. Rather, it provides for incorporation by reference via an Amendment to the Schedule TO as allowed by the General Instruction F.

Interests of Directors and Executive Officers; page 27

14. Note that beneficial ownership, defined in Rule 13d-3, does result from shared residence of immediate family members with the director or officer, as stated in the first paragraph following the table in this section. Please revise.

The Company in Amendment No. 1 deleted the reference to “shares owned by immediate family members that reside with the director and officer” in the first paragraph under the table in Section 10 of the Offer to Purchase. Please see numbered paragraph 25 of Amendment No. 1.

15. With respect to your disclosure under “Other Agreements Involving the Company’s Securities,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

The Company revised in Amendment No.1 the above-referenced language under the subsection titled “Other Agreements Involving the Company’s Securities” of Section 10 of the Offer to Purchase by deleting the phrase in its entirety and revising it to state that based on the Company’s records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company, nor any directors or executive officers of the Company or any associates or subsidiaries of the Company has effected any transactions in shares other than those already disclosed in the Offer. Please see numbered paragraph 26 of Amendment No.1.

Securities and Exchange Commission

March 20, 2007

Certain United States Federal Income Tax Considerations, page 29

16. We note the heading of this section and the first paragraph of your disclosure refer to “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

The Company revised in Amendment No. 1 the heading reference to in Section 12 of the Offer to Purchase by replacing it with “[m]aterial United States Federal Income Tax Considerations.” Please see numbered paragraph 27 of Amendment No. 1.

17. Delete the reference to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

The Company revised in Amendment No. 1 the reference to “for general information only” in the last paragraph of Section 12 of the Offer to Purchase by deleting it in its entirety. Please see numbered paragraph 29 of Amendment No. 1.

18. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and throughout your offer document.

The Company revised in Amendment No.1, the reference in the last paragraph of Section 12 of the Offer to Purchase that “urged” shareholders to consult their individual tax advisors with respect to their particular tax consequences by deleting the word “urge” and replacing it with “recommend.” Please see numbered paragraph 29 of Amendment No. 1.

Extension of the Offer, page 33

19. We note that you intend to make an announcement of an extension no later than 9:00 a.m., Kansas City, Missouri time on the first business day after the previously scheduled expiration date. Please revise your disclosure to comply with Rule 14e-1(d) which requires such notices to be provided no later than 9:00 Eastern time. Please make a similar revisions throughout the offer document. Revise also your definition of “business day” to comply with the definition in Rule 13e-4(a)(3).

In response to the Staff’s comment, the Company has revised its Offer to Purchase to delete all references to the expiration time of 9:00 a.m. Kansas City, Missouri time and replace it with a new expiration time of 9:00 a.m. Eastern time in the offer document and the letter of transmittal. The Company is sending a supplement to each of its stockholders informing them of this change in the Offer to Purchase, and is issuing a press release regarding the same.

Securities and Exchange Commission

March 20, 2007

The Company revised in Amendment No. 1 the reference to “business day” to reflect a new definition of business day as “any day, other than Saturday, Sunday, or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time” in the offer document, letter of transmittal and related documents. Please see numbered paragraph 30 of Amendment No. 1.

Letter of Transmittal

20. We note that on page 6 of the Letter of Transmittal you require tendering security holders to certify that they have read and agree to all of the terms of the offer. The request for such a certification is improper. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidder does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that the bidder promises not to assert that this provision constitutes a waiver of liability.

The Company has revised in Amendment No.1 the reference to security holders certifying that they have read and agree to the terms and conditions of the offer in the Letter of Transmittal by deleting it in its entirety. Please see numbered paragraph 1 of Amendment No. 1 under the Letter of Transmittal heading.

Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgment signed by an officer of the Company. You may contact the undersigned at 816-374-3227 or by fax to 816-374-3300 in connection with this letter or the enclosed materials.

Very truly yours,

Gregory G. Johnson

[First American Capital Corporation Letterhead]

ATTACHMENT A

First American Capital Corporation, a Kansas corporation (the “Company”) hereby acknowledges, through its Chairman of the Board, President and Chief Executive Officer that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 20th day of March, 2007.

First American Capital Corporation

/s/ ROBERT D. ORR
Name: Robert D. Orr
Its: Chairman of the Board, President and Chief Executive Officer